UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025
Buenos Aires C1107ADQ
Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes          No  X
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

www.edenor.com.ar

FOR IMMEDIATE RELEASE

For more information please contact:
Edenor S.A.
Rogelio Pagano, Chief Financial Officer
rpagano@edenor.com

Ivana Del Rossi, Investor Relations Officer
irossi@edenor.com

(54 - 11) 4346 5000

Edenor announces the exchange of and purchase of U.S.$122,644,000 aggregate principal amount of its outstanding 10.5% Senior Notes due 2017

BUENOS AIRES, October 25, 2010 – Edenor S.A. (Empresa Distribuidora y Comercializadora Norte S.A.) (the “Company”) announces that it has accepted and exchanged U.S.$90,251,000 of its outstanding 10.5% Senior Notes due 2017 (the “Existing Notes”) that were tendered prior to the Exchange Offer Early Participation Deadline in response to its previously announced offer to exchange any and all of its outstanding Existing Notes for its 9.75% Senior Notes due 2022 (the “New Notes”) plus cash (the “Exchange Offer”) and accepted and purchased U.S.$32,393,000 of the Existing Notes that were tendered by the Early Participation Deadline in response to its previously announced offer to purchase any and all of its outstanding Existing Notes for cash (the “Offer to Purchase” and together with the Exchange Offer, the “Offers”).

The total aggregate principal amount of the Existing Notes accepted, exchanged and purchased by Edenor on October 25, 2010, is U.S.$122,644,000, representing approximately 82.5% of the outstanding Existing Notes, excluding the U.S.$65,300,000 aggregate principal amount of Existing Notes that the Company held as of the launch of the Offers and cancelled on October 18, 2010.

Edenor issued U.S.$90,251,000 aggregate principal amount of New Notes and paid U.S.$9,527,497.23, including payment for accrued and unpaid interest, in exchange for the U.S.$90,251,000 aggregate principal amount of Existing Notes tendered in the Exchange Offer and paid U.S.$34,487,747.35, including payment for accrued and unpaid interest, for the purchase of the U.S.$32,393,000 aggregate principal amount of Existing Notes tendered in the Offer to Purchase.

The Offers expire at 5:00 PM, New York City time, on November 1, 2010.

The Offers are being made only to holders who have properly completed, executed and delivered to the information agent an eligibility letter, whereby such holder has represented to the Company that it is, or in the event that it is acting on behalf of a beneficial owner of Existing Notes, it has received a written certification from such beneficial owner to the effect that such beneficial owner is (i) a “qualified institutional buyer,” or “QIB,” as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) or (ii) a “non-U.S. Person” (as defined in Regulation S under the Securities Act).

THE NEW NOTES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Empresa Distribuidora y Comercializadora Norte S.A.
By: /s/ Luis Pablo Rogelio Pagano
Luis Pablo Rogelio Pagano
Chief Financial Officer

Date: November 8, 2010